SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number 1-10962

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CALLAWAY GOLF COMPANY

401(k) RETIREMENT INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CALLAWAY GOLF COMPANY
2180 RUTHERFORD ROAD
CARLSBAD, CA 92008

Independent Auditors’ Report
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule I
Schedule II
SIGNATURE
Exhibit Index
EXHIBIT 23.1
EXHIBIT 23.2
EXHIBIT 99.1

Callaway Golf Company
401(k) Retirement Investment Plan
Index to Report, Financial Statements and Supplemental Schedules
December 31, 2002 and 2001

Independent Auditors’ Reports	1-2
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	3
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002 and 2001	4
Notes to Financial Statements	5 - 9
Supplemental Schedules:
* Schedule I — Schedule of Assets (Held at End of Year)	10
* Schedule II — Schedule of Reportable Transactions	11

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Independent Auditors’ Report

To the Participants and Administrator of the
Callaway Golf Company 401(k) Retirement Investment Plan:

We have audited the accompanying statement of net assets available for benefits of Callaway Golf Company 401(k) Retirement Investment Plan (the “Plan”) as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 and schedule of reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic 2002 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Costa Mesa, California
June 17, 2003

Independent Auditors’ Report

To the Participants and Administrator of the
Callaway Golf Company 401(k) Retirement Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Callaway Golf Company 401(k) Retirement Investment Plan (the “Plan”), formerly the Callaway Golf Company 401(k) Profit Sharing Plan, as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Costa Mesa, California
June 24, 2002

Callaway Golf Company 401(k) Retirement Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001

Assets
Investments, at fair value:
Mutual funds	$50,773,000	$53,438,000
Callaway Golf Company common stock	16,191,000	21,623,000
Participant loans	6,077,000	5,919,000

	73,041,000	80,980,000
Receivables:
Company contributions	1,898,000	2,665,000

Net assets available for benefits	$74,939,000	$83,645,000

The accompanying notes are an integral part of these financial statements.

Callaway Golf Company 401(k) Retirement Investment Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2002 and 2001

	2002	2001

Additions to Net Assets
Investment income:
Interest and dividends	$1,528,000	$1,592,000
Participant contributions	6,502,000	6,353,000
Company contributions	6,810,000	7,669,000
Participant rollover contributions	455,000	247,000

Total additions	15,295,000	15,861,000

Deductions from Net Assets
Net depreciation in fair value of investments	(15,207,000)	(9,896,000)
Distributions to participants	(8,532,000)	(9,321,000)
Plan expenses	(262,000)	(40,000)

Total deductions	(24,001,000)	(19,257,000)

Decrease in net assets available for benefits	(8,706,000)	(3,396,000)
Net assets available for benefits at beginning of year	83,645,000	87,041,000

Net assets available for benefits at end of year	$74,939,000	$83,645,000

The accompanying notes are an integral part of these financial statements.

Callaway Golf Company 401(k) Retirement Investment Plan
Notes to Financial Statements
December 31, 2002 and 2001

1.     Description of Plan

General

Effective January 1, 1991, Callaway Golf Company (the “Company”) adopted a voluntary deferred compensation and profit sharing plan, the Callaway Golf Company 401(k) Retirement Investment Plan, as amended, (formerly known as the Callaway Golf Company 401(k) Profit Sharing Plan) (the “Plan”), to enable eligible employees to make pretax savings deferrals and to share in the Company’s earnings, thereby providing employees with an opportunity to accumulate funds for their retirement. Eligible employees who are age 18 or older may participate in the Plan.

In November 2001, the Plan was amended and restated to incorporate all required amendments under the General Agreement on Tariffs and Trade (“GATT”), the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998 and the Community Renewal Tax Relief Act of 2000 (collectively known as “GUST”) and the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).

Effective July 1, 2002, Vanguard Fiduciary Trust Company (“Vanguard”) became the trustee and recordkeeper for the Plan, replacing Wells Fargo Bank. The Plan is administered by a Plan Committee (the “401(k) Plan Committee”) appointed by the Chief Executive Officer of the Company. The members of the 401(k) Plan Committee are employees of the Company. The 401(k) Plan Committee has the responsibility for the general administration and operation of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Contributions

Participants can elect to defer on a pretax basis from 1% to 15% of their compensation, subject to the maximum permitted under the Internal Revenue Code (“IRC”). Participants also may contribute amounts representing distributions (or “rollovers”) from other qualified plans. During 2002 and 2001, subject to certain contribution limits, the Company made matching contributions each pay period equal to 100% of the deferral rate elected by participants for deferral rates up to 6% of annual compensation. Employees are eligible to receive matching contributions after having been employed for at least six months and having accrued 500 hours of service.

The Company also may make discretionary profit sharing contributions. During 2002 and 2001, the profit sharing contributions authorized by the Company’s Board of Directors and accrued by the Plan were $1,898,000 and $2,665,000, respectively. These profit sharing contributions were received by the Plan in February 2003 and 2002, respectively. Plan participants do not accrue earnings on contributions until such contributions are received by the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of: (a) the Company’s matching and profit sharing contribution and (b) Plan earnings. Only participants who are actively employed on the last day of the Plan year and have completed more than 500 hours of service during the year will be allocated profit sharing contributions. Allocations of the Company’s profit sharing contributions are based on each participant’s eligible compensation in relation to total compensation of all Plan participants.

Vesting

Participants are fully vested in their pretax contributions and vest in Company matching and profit sharing contributions at a rate of 25% per year, becoming fully vested after the completion of four years of service.

Forfeitures

Matching contributions forfeited by unvested terminated participants may be used by the Company to offset future matching contributions or reimburse the Plan for administrative expenses. Plan forfeitures totaled $213,000 and $112,000 for the years ended December 31, 2002 and 2001, respectively, and were used to offset administrative expenses incurred by the Plan.

Distributions

Distributions to participants are payable when a participant retires, or is terminated and requests distribution of the vested value of his or her account. If the vested value of the participant’s account exceeds $5,000 (excluding rollover money) at termination of employment, the participant is allowed to leave his or her account balance in the Plan. The amount left on deposit and the interest earned thereon are not forfeitable. If the vested balance of the participant’s account is less than $5,000 (excluding rollover money) at termination of employment, the participant’s vested balance is distributed to the participant.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions to any of the following investment options, as disclosed in the related fund prospectus:

•	Vanguard Prime Money Market Fund – Seeks high income and a stable share price by investing primarily in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies. Its holdings may include certificates of deposit, bank-guaranteed securities, corporate IOUs, and other money market instruments, as well as U.S. Treasury and government agency securities and repurchase agreements on such securities. The average maturity of the fund’s holdings will be 90 days or less.

•	Vanguard 500 Index Fund – Seeks to match the performance of a benchmark index that measures the investment return of large-capitalization stocks. The fund holds all of the 500 stocks that make up the unmanaged Standard & Poor’s 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance, in proportion to their weighting in the index. The fund attempts to match the performance of the index and remains fully invested in stocks at all times. Its management does not speculate on the direction of the index. Though the fund seeks to match the index, its performance typically can be expected to fall short by a small percentage representing operating costs.

•	Vanguard GNMA Fund – Seeks a high and sustainable level of interest income by investing in a broad range of mortgage-backed securities issued by the Government National Mortgage Association (“GNMA”). An agency of the U.S. government, GNMA guarantees the timely payment of interest and principal on the securities, each of which represents a pool of individual mortgage loans. Securities are based on different types of loans (e.g., fixed-rate and adjustable-rate) and properties (e.g., single-family homes and apartments). The fund is managed to reduce the risk posed by loan prepayments, which occur, for example, when homeowners refinance their mortgages and which can lead to reductions in the fund’s interest income.

•	Vanguard Explorer Fund – Seeks long-term growth of capital by investing in a diversified group of small-company stocks with prospects for above-average growth. The fund is managed by five advisers, each of whom runs its portion of the fund independently—although all emphasize small-capitalization stocks (those of companies with total market values of $100 million to $1 billion).

•	Vanguard PRIMECAP Fund – Seeks long-term growth of capital by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams. It also may invest in companies with below-average earnings but bright prospects for earnings growth. The fund may not be broadly diversified; at times the fund may invest a large portion of its assets in select industries.

•	Vanguard Balanced Index Fund – Seeks income and long-term growth of capital and income by investing 60% of the fund’s assets in stocks and 40% of the fund’s assets in fixed-income securities. The fund’s equity segment attempts to match the performance of the Wilshire 5000 Equity Index, an unmanaged index that covers all regularly traded U.S. stocks. The fund’s bond segment attempts to match the performance of the Lehman Brothers Aggregate Bond Index, an unmanaged index that covers virtually all taxable fixed-income securities.

•	Vanguard Equity Income Fund – Seeks a high level of dividend income and long-term growth of income and capital by investing in a diversified group of large- and mid-capitalization stocks with above-average dividend yields and reasonable prospects for long-term price appreciation. Three advisers, each with a distinct strategy, select stocks for the fund.

•	PIMCO RCM Global Technology Fund – Seeks capital appreciation. The fund normally invests at least 65% of assets in equities issued by technology companies located in at least three countries, including the U.S. The advisor seeks companies that exhibit one or more of the following qualities: superior management, strong balance sheets, new or superior products or services, potential for revenue growth, and a commitment to research and development. It may invest up to 50% in foreign securities. The fund is nondiversified.

•	PIMCO Total Return Fund – Seeks total return consistent with preservation of capital and invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities. It may invest up to 20% of assets in securities denominated in foreign currencies. The portfolio duration generally ranges from three to six years.

•	Templeton Foreign Fund – Seeks long-term capital growth by investing primarily in stocks and debt securities of companies and governments outside of the United States. It maintains a flexible investment policy and can invest in all types of securities and in any foreign country, developed or underdeveloped. The fund generally invests up to 25% of assets in foreign debt securities.

•	Franklin Balance Sheet Investment Fund – Seeks total return by investing primarily in equities it judges to be undervalued and typically includes common and preferred stocks, bonds, and commercial paper that may be purchased at prices below the book value of the company. Other factors considered in selecting securities include valuable franchises, ownership of valuable trademarks or trade names, control of distribution networks or of market share for particular products, and excess cash. The fund also invests in closed-end funds trading at a discount or otherwise believed to be undervalued. The fund is nondiversified.

•	Callaway Golf Company Common Stock – Invests in the common stock of the Company and includes funds held in a money market account that are used to purchase or redeem shares of the Company’s common stock.

Plan Administrative Expenses

Plan administrative expenses are paid by the Company or by non-participant plan assets. The increase in expenses in 2002, as compared to 2001, is primarily due to additional costs related to the change in the Plan administrator to Vanguard from Wells Fargo.

2.     Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair market value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock fund is valued at its year-end share closing price (comprised of year-end market price plus the uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gains are included in dividend income.

The Plan presents the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Contributions

Participant contributions and Company matching contributions are recorded in the period during which the Company makes payroll deductions from the participants’ earnings.

Company profit sharing contributions are recorded by the Plan when and if approved by the Company’s Board of Directors.

Distributions to Participants

Distributions to participants are recorded when paid.

3.     Related-Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard. Vanguard acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Fees paid by the Plan to Vanguard for management services amounted to $31,000 for the year ended December 31, 2002.

4.     Investment Activity

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2002	2001

Vanguard Prime Money Market Fund	$16,193,000	$—
Wells Fargo Money Market Fund	—	14,237,000
Callaway Golf Company Common Stock	16,191,000	21,623,000
Vanguard 500 Index Fund	9,110,000	—
Wells Fargo S&P 500 Stock Fund	—	10,692,000
PIMCO RCM Global Technology Fund	7,403,000	—
T. Rowe Price Science & Technology Fund	—	12,762,000
Vanguard GNMA Fund	4,703,000	—
Participant Loans	6,077,000	5,919,000

	$59,677,000	$65,233,000

During 2002, the Plan’s investments (including realized and unrealized gains and losses) depreciated in value by $15,207,000 as follows:

Mutual Funds	$(9,850,000)
Callaway Golf Company Common Stock	(5,524,000)
Corporate Bonds and U.S. Government Securities	167,000

$(15,207,000)

5.     Participant Loans

Participants may borrow up to 50% of their vested account balance in loan amounts ranging from a minimum of $1,000 to a maximum of $50,000. Such loans must be repaid within five years or, if used to purchase a principal residence, 15 years. The loans are secured by the balances in the participants’ accounts, and bear interest equal to the current prime rate at the inception of the loan. The prime rate was 4.25% at December 31, 2002 and 4.75% at December 31, 2001.

6.     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, participants will become fully vested in their accounts.

7.     Income Taxes

The Internal Revenue Service has determined, and informed the Company by a letter dated February 11, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the IRC.

8.     Reconciliation to Form 5500

Net assets available for benefits per the accrual basis financial statements and the cash basis Form 5500 differ by $1,898,000 and $2,665,000 at December 31, 2002 and 2001, respectively. These differences are due to the following accrual adjustments reflected in the financial statements:

	2002	2001

Company contributions receivable	$1,898,000	$2,665,000
Net assets available for benefits per the Form 5500	73,041,000	80,980,000

Net assets available for benefits per the financial statements	$74,939,000	$83,645,000

9.     Risk and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

The Plan’s investment in Callaway Golf common stock amounted to approximately $16,191,000 and $21,623,000 as of December 31, 2002 and 2001, respectively. Such investments represented approximately 22% and 26% of the Plan’s net assets available for benefits as of December 31, 2002 and 2001, respectively. For risks and uncertainties regarding Callaway Golf Company, participants should refer to the December 31, 2002, Form 10-K and the March 31, 2003, Form 10-Q the Company filed with the Securities and Exchange Commission.

Schedule I

Callaway Golf Company 401(k) Retirement Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2002

Identity of Issuer,
Borrower, Lessor		Current
or Similar Party	Description of Investment	Value

	Mutual Funds
Vanguard*	Prime Money Market Fund**	$16,193,000
Vanguard*	500 Index Fund Investor Shares**	9,110,000
Vanguard*	GNMA Fund**	4,703,000
Vanguard*	Explorer Fund	2,784,000
Vanguard*	PRIMECAP Fund	1,236,000
Vanguard*	Balanced Index Fund	1,207,000
Vanguard*	Equity Income Fund	1,150,000
PIMCO	RCM Global Technology Fund**	7,403,000
PIMCO	Total Return Fund	3,078,000
Templeton	Foreign Fund	3,478,000
Franklin	Balance Sheet Investment Fund	431,000

		50,773,000
Callaway Golf Company*	Common Stock**	16,191,000
Participant loans*	Interest rates range from 4.75% to 9.50%**	6,077,000

		$73,041,000

*	Represents a party-in-interest.

**	Investment represents 5% or more of the Plan’s net assets available for benefits at December 31, 2002.

Schedule II

Callaway Golf Company 401(k) Retirement Investment Plan
Schedule H, Line 4j — Schedule of Reportable Transactions
December 31, 2002

Identity of		Purchase	Selling
Party Involved	Description of Asset	Price	Price

Category (I) – Single Security Transactions in Excess of 5% of Plan Assets:
Wells Fargo	Wells Fargo Money Market Fund	$—	$16,303,000
Wells Fargo	T. Rowe Price Science and Technology Fund	—	8,640,000
Wells Fargo	Wells Fargo S&P 500 Stock Fund	—	9,761,000
The Vanguard Group	Vanguard Prime Money Market	16,316,000	—
The Vanguard Group	PIMCO RCM Global Tech A	9,419,000	—
The Vanguard Group	Vanguard 500 Index Fund	9,761,000	—
Category (III) – Series of Security Transactions in Excess of 5% of Plan Assets:
Wells Fargo	Wells Fargo Money Market Fund	$7,239,000	$—
Wells Fargo	Wells Fargo Money Market Fund	—	21,457,000
Wells Fargo	Dreyfus Founders Discovery Fund	833,000	—
Wells Fargo	Dreyfus Founders Discovery Fund	—	3,378,000
Wells Fargo	T. Rowe Price Science and Technology Fund	2,494,000	—
Wells Fargo	T. Rowe Price Science and Technology Fund	—	10,931,000
Wells Fargo	Strong Government Securities Fund	1,096,000	—
Wells Fargo	Strong Government Securities Fund	—	4,886,000
Wells Fargo	Templeton Foreign Fund	2,985,000	—
Wells Fargo	Templeton Foreign Fund	—	2,554,000
Wells Fargo	Wells Fargo S&P 500 Stock Fund	2,061,000	—
Wells Fargo	Wells Fargo S&P 500 Stock Fund	—	10,920,000
The Vanguard Group	PIMCO Total Return	3,615,000	—
The Vanguard Group	PIMCO Total Return	—	543,000
The Vanguard Group	PIMCO RCM Global Tech A	9,419,000	—
The Vanguard Group	PIMCO RCM Global Tech A	—	1,200,000
The Vanguard Group	Templeton Foreign Fund	4,791,000	—
The Vanguard Group	Templeton Foreign Fund	—	771,000
The Vanguard Group	Vanguard 500 Index Fund	11,400,000	—
The Vanguard Group	Vanguard 500 Index Fund	—	1,362,000
The Vanguard Group	Vanguard Explorer Fund	3,561,000	—
The Vanguard Group	Vanguard Explorer Fund	—	453,000
The Vanguard Group	Vanguard GNMA Investor Shares	5,312,000	—
The Vanguard Group	Vanguard GNMA Investor Shares	—	685,000
The Vanguard Group	Vanguard Prime Money Market	20,553,000	—
The Vanguard Group	Vanguard Prime Money Market	—	4,360,000
Callaway Golf Company	Callaway Golf Company Common Stock	21,286,000	—
Callaway Golf Company	Callaway Golf Company Common Stock	—	1,273,000

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Expenses		Current value
Identity of	Incurred with		of Asset on	Net Gain
Party Involved	Transaction	Cost of Asset	Transaction Date	or (Loss)

Category (I) – Single Security Transactions in Excess of 5% of Plan Assets:
Wells Fargo	$—	$16,303,000	$—	$—
Wells Fargo	—	20,697,000	—	(12,057,000)
Wells Fargo	—	11,526,000	—	(1,765,000)
The Vanguard Group	—	—	16,316,000	—
The Vanguard Group	—	—	9,419,000	—
The Vanguard Group	—	—	9,761,000	—
Category (III) – Series of Security Transactions in Excess of 5% of Plan Assets:
Wells Fargo	—	$—	$7,239,000	$—
Wells Fargo	—	21,457,000	—	—
Wells Fargo	—	—	833,000	—
Wells Fargo	—	5,034,000	—	(1,656,000)
Wells Fargo	—	—	2,494,000	—
Wells Fargo	—	25,196,000	—	(14,265,000)
Wells Fargo	—	—	1,096,000	—
Wells Fargo	—	4,775,000	—	111,000
Wells Fargo	—	—	2,985,000	—
Wells Fargo	—	2,587,000	—	(33,000)
Wells Fargo	—	—	2,061,000	—
Wells Fargo	—	12,757,000	—	(1,837,000)
The Vanguard Group	—	—	3,615,000	—
The Vanguard Group	—	539,000	—	4,000
The Vanguard Group	—	—	9,419,000	—
The Vanguard Group	—	1,319,000	—	(119,000)
The Vanguard Group	—	—	4,791,000	—
The Vanguard Group	—	832,000	—	(61,000)
The Vanguard Group	—	—	11,400,000	—
The Vanguard Group	—	1,497,000	—	(135,000)
The Vanguard Group	—	—	3,561,000	—
The Vanguard Group	—	513,000	—	(60,000)
The Vanguard Group	—	—	5,312,000	—
The Vanguard Group	—	679,000	—	6,000
The Vanguard Group	—	—	20,553,000	—
The Vanguard Group	—	4,360,000	—	—
Callaway Golf Company	—	—	21,286,000	—
Callaway Golf Company	—	1,645,000	—	(372,000)

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the Callaway Golf Company 401(k) Retirement Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PLAN COMMITTEE OF THE CALLAWAY GOLF COMPANY 401(k) RETIREMENT INVESTMENT PLAN

Date: June 20, 2003	By:	/s/ BRADLEY J. HOLIDAY

BRADLEY J. HOLIDAY
Member of the Plan Committee and
Executive Vice President and Chief Financial
Officer of Callaway Golf Company

Exhibit Index

Exhibit No.	Description

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of KPMG LLP

99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.